Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

November 12, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: David Gessert

Re:	Smart for Life, Inc.

Draft Registration Statement on Form S-1

Submitted August 13, 2021

CIK No. 0001851860

Mr. Gessert:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2021, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1

Cover Page

1.	We note that you intend to apply to list your common stock on the Nasdaq Capital Market. Please revise to state whether such listing is a condition of the offering. If such listing is not a condition of the offering, discuss the liquidity implications for participants in the offering.

Response: We have revised the registration statement to state that the listing of our common stock on Nasdaq is a condition of the offering.

2.	Please revise to state whether you intend to apply for listing of the Series B Convertible Preferred Stock being registered.

Response: We have revised the Registration Statement to state that we do not intend to apply for the listing of the Series B Convertible Preferred Stock being registered.

3.	On the Resale Prospectus cover page, please revise to disclose the fixed price at which the selling stockholders will offer and sell shares until the company’s shares are listed on Nasdaq Capital Market, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K

Response: We have revised the registration statement to disclose the fixed price at which the selling stockholders will offer and sell shares until the Company’s shares are listed on the Nasdaq Capital Market.

Our Business Model, page 1

4.	Please balance your disclosure related to your growth plans by discussing your current condition as it relates to your ability to finance the acquisitions described. Please also revise to disclose that there is no guarantee that you will be able to acquire additional businesses under the terms outlined in this section or that you will be able to find additional acquisition candidates should you terminate your plans for any of your current acquisition targets.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Prospectus Summary, page 1

5.	Please provide us with the basis for your statements here and in the Business section that you are engaged in the development of “world-class,” nutritional products and nextgeneration delivery technologies that “will lead the industry,” and that the Smart for Life® brand of products, is a “premier” natural health and wellness meal replacement product. Please also tell us how you determined that Bonne Santé Natural Manufacturing is one of the leading nutraceutical contract manufacturers in the United States. Alternatively, please remove this disclosure

Response: We have revised the Registration Statement to remove these disclosures in accordance with the Staff’s comment.

Acquisition of Bonne Sante Natural Manufacturing, page 2

6.	Please revise to identify the approximate number of companies for which Bonne Santé Natural Manufacturing manufactures nutritional products.

Response: We have revised our disclosure to identify the approximate number of companies for which Bonne Santé Natural Manufacturing manufactures nutritional products in accordance with the Staff’s comment.

Our Opportunity, page 2

7.	Please explain what functional foods are the first time the term is used. Please also revise to explain the direct correlation referred to at the end of this section and provide the basis for this statement.

Response: We have revised our disclosure to explain what functional foods are in accordance with the Staff’s comment. We have also removed the reference to the direct correlation referred to in this section.

Proposed Acquisition of Nexus, page 2

8.	It appears that the $3,380,000 purchase price is significant to your historical financial statements. Please provide us with the financial statement significance calculations referenced in Article 8-04 of Regulation S-X.

Response: In accordance with Staff Accounting Bulletin (“SAB”) 80: Application of S-X 3-05 in Initial Registration Statements, the acquisition of Nexus was evaluated for significance. The three required tests were performed for Nexus and resulted in the ratios below based on the updated $5,919,377 purchase price:

Per SEC FRM, SAB 80 paragraph 2070.7, 80% of 24 months and 90% of 12 months (in accordance with Rule S-X 3-06) of audited financial statements, respectively, of the constituent business that will comprise the registration on an ongoing basis has been met with all applicable tests. Furthermore, in accordance with SEC FRM, SAB 80 paragraph 2070.13, highest significance of 45% is below the 50% threshold for a business acquired subsequent to the effective date of initial registration statement.

Industry and Market Data, page 7

9.	You state that you have not independently verified market and industry data from third party sources nor have you ascertained the underlying economic assumptions relied upon therein, and that you believe your internal research is reliable, even though such research has not been verified by any independent sources. You also caution potential investors not to give “undue weight” to such estimates. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please note that you are responsible for the entire contents of the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: We have revised our disclosure in accordance with the Staff’s comment.

The Offering, page 8

10.	We note your disclosure on page 10 regarding the number of shares of your common stock to be outstanding immediately following this offering that is used throughout the prospectus. Please tell us why you have excluded shares of your stock that underline warrants being registered on this Registration Statement and shares of common stock that are issuable by the conversion of other of your securities upon closing of this offering.

Response: We have revised our disclosure regarding the number of shares of common stock to be outstanding immediately following the offering to include certain shares issuable automatically upon closing of the offering. However, we do not believe that it is appropriate to include other convertible securities since we did not know which, if any, of these securities will be converted at the time of the offering.

Unaudited Condensed Combined Financial Information, page 13

11.	Please disclose any gains or losses that are included in the pro forma financial statements which you expect to be non-recurring. In this regard, we note the $709,000 Paycheck Protection Program loan forgiveness referenced on page 51. See Article 11-02(a)((11)(i) of Regulation S-X.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 15

12.	We note that you present a pro forma condensed balance sheet as of December 31, 2020. You should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required, which in your case is June 30, 2021. Please revise to remove your pro forma balance sheet as of December 31, 2020. Refer to Rule 8-05(b) and 11-02(c) of Regulation S-X.

Response: We have removed the pro forma condensed balance sheet as of December 31, 2020 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2021, page 16

13.	Please explain to us why you did not include a pro forma earnings per share calculation here and on page 17 within your pro forma condensed consolidated statement of operations and the related pro forma footnote disclosures. See Article 11-02(a)(9) of Regulation S-X.

Response: We have revised the unaudited pro forma condensed combined statements of operations to include a pro forma earnings per share calculation in accordance with the Staff’s comment.

14.	Please explain to us why you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments. See Article 11-02(b)((5) of Regulation S-X.

Response: Based on the estimate of the intangible assets included in the proforma schedules, there are no deferred tax matters for the assets. Such tax impacts would result from assets which are not amortized under GAAP such as goodwill. As no goodwill is estimated, there is no tax impact on the proforma adjustments.

Note 2. Consideration Transferred, page 17

15.	We note that you paid $6 million in cash as part of the consideration for the acquisition of Doctors Scientific Organica. Please revise your pro forma condensed combined balance sheet as of June 30, 2021 on page 14 to reflect the cash being issued as part of the consideration for this transaction or alternatively please explain why this adjustment is not necessary.

Response: The $6 million is properly excluded from the balance as of June 30, 2021 as the funding for the acquisition did not occur until after June 30. We did not have the funds prior to July 1, and the funds truly passed through the company with the funds coming in and immediately paid to the seller. There is no impact on cash as a result of the transaction.

Note 3. Purchase Price Allocation, page 18

16.	We note that you allocated $9,604,546 of the purchase price to intangible assets. Please revise to explain the nature of the intangible assets acquired, the estimated amounts attributable to each intangible asset acquired, how you determined the fair value of the intangible assets, and the expected amortization period for each intangible asset. See also the disclosures required by Article 11-02(a)(11)(ii)(B) of Regulation S-X. Note also that the merger contract must be filed as an exhibit.

Response: We have revised the purchase price allocation in accordance with the Staff’s comment. We refer the Staff to Exhibits 10.15 to 10.18 to the Registration Statement. Since this filing is a draft Registration Statement, our understanding is that we are not required to submit exhibits at this time. We will submit these exhibits, along with all of the identified exhibits at the time of the first public filing.

17.	Further to the above, please explain why you did not adjust your pro forma condensed statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 presented on pages 16 and 17, respectively, for any amortization associated with these intangible assets. See Article 11-02(a)((6)((i)(B) of Regulation S-X.

Response: We have revised the unaudited pro forma condensed combined statements of operations in accordance with the Staff’s comment.

Use of Proceeds, page 40

18.	We note that you intend to use a portion of the net proceeds of this offering to pay off all debt that you owe to various note holders and term loan holders. Please expand to disclose the amount outstanding under those agreements as of the latest practicable date and the interest rate and maturity dates of all such indebtedness. Additionally, if any of the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.

Response: We have revised our disclosure in accordance with the Staff’s comment.

19.	We note your disclosure on page 22 that you have four planned acquisitions currently in your M&A pipeline. If any of the proceeds of this offering will be used, either directly or indirectly, to finance these planned acquisitions, expand your disclosure in this section to identify such businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business. Refer to Instruction 6 to Item 504 of Regulation S-K for guidance.

Response: We do not plan to use the proceeds of this offering to fund any of our planned acquisitions. We intend to raise capital for additional acquisitions primarily through debt financing at our operating company level and future equity offerings. We have revised our disclosure accordingly.

Capitalization, page 42

20.	Please reconcile the $7,313,497 of long-term debt as of June 30, 2021 disclosed in your capitalization table to the $7,052,333 of long-term debt disclosed on pages F-3 and F-12 as of June 30, 2021.

Response: We have revised the capitalization table to correct this figure.

21.	Please reconcile the $13,052,333 of pro forma long-term debt as of June 30, 2021 disclosed in your capitalization table to the $13,389,875 of pro forma long-term debt disclosed on page 14 as of June 30, 2021.

Response: We have revised the capitalization table to correct this figure.

Dilution, page 44

22.	If materially different, please provide a table comparing the total number of shares purchased, total consideration paid and price paid per share by participants in this offering and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

23.	Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Liquidity, page 52

24.	For each entity and for each period presented, please explain material financial statement variances that impacted liquidity i.e. receivables, inventories, and debt and equity issuances. See Section 501.03 of the Financial Reporting Codification.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Corporate Structure, page 58

25.	Please revise to provide diagrams depicting your organizational structure currently and as anticipated immediately following the closing of the offering. The diagrams should reflect (i) the current and expected ownership interests of the selling stockholders, any other holders of your common stock and public investors, and (ii) ownership interests in your operating subsidiaries. Additionally, please tell us why it is proper to include Nexus Offers, Inc. in your current corporate structure when you have not closed the transaction.

Response: We have revised the diagram to depict our organizational structure currently and as anticipated immediately following the closing of the offering in accordance with the Staff’s comment, including to reflect that management owns approximately 89% of the outstanding common stock prior to the offering and what the percentage of management will be after consummation of the offering. We have not included the interests of the selling stockholders in the diagram because the investment documents relating to their investment contain beneficial ownership limitations which limit their ownership to an insignificant percentage of the Company’s common stock. The acquisition of Nexus Offers, Inc. was completed on November 8, 2021, so we have included that entity.

Business

Our Industry, page 59

26.	Please balance your disclosure in this section by describing the categories into which your products and services fall and your market position across relevant product categories, or the nutraceutical industry in general, based on the data and information you rely upon.

Response: We sell products across all of these product categories, and we believe that our market share in each of these categories is currently less than 1%. We have revised our disclosure accordingly.

Our Operating Segments, page 61

27.	Please expand your disclosure to describe for each operating segment the products you offer, the performance of those products or product categories and the channels through which you sell and distribute your products.

Response: We advise the Staff that we do not have multiple reporting segments and have revised our disclosure to remove references to “segments.”

Sales and Marketing, page 63

28.	Please describe the material terms of your agreement with Jen Selter and file the agreement as an exhibit to your registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: We have removed the reference to this agreement as there is no formal agreement for this arrangement.

Employees, page 66

29.	Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Item 101(c)(2)(ii) of Regulation S-K for guidance.

Response: We respectfully advise the Staff that the Company is a smaller reporting company and has provided a description of its business in accordance with Item 101(h) of Regulation S-K.

Management, page 69

30.	We note your disclosure that Messrs. Cohen, Rein and Wood have agreed to become members of your board of directors effective automatically upon the effectiveness of the registration statement. Please file their written consents to be named director appointees as exhibits. Refer to Rule 438 of the Securities Act.

Response: We have revised Part II, Item 16(a) (Exhibits) to the Registration Statement to include the written consents of Messrs. Cohen, Rein and Wood and we will file such consents when the Registration Statement is publicly filed.

Current Relationships and Related Party Transactions

Transactions with Related Persons, page 79

31.	Please revise to disclose the following:

●	the name of the company controlled by your chairman with which you have a management services agreement;

●	the name of the non-consolidating company from which Doctor Scientific Organica rents its operating facility and the name of its former sole member. Additionally, disclose the amount of rent paid in 2021 through the latest most practicable date;

●	the name of its prior sole member and the entities related to its prior sole member that Doctor Scientific Organica has provided advances to and received advances from. Additionally, for the period during which disclosure is provided, identify the amounts of the advances, the largest aggregate amount of principal outstanding and the amount thereof outstanding as of the latest practicable date;

●	the names of the companies that are considered related parties to which Doctor Scientific Organica sells its products. Additionally, disclose the aggregate amount of such sales and the accounts receivable due for sales that occurred in 2021 through the latest most practicable date.

Refer to Item 404(a) of Regulation S-K for guidance.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Promoters and Control Persons, page 79

32.	We note that your Executive Chairman, Alfonso J. Cervantes, Jr., may be deemed a promoter. Please revise to disclose the amount of anything of value received or to be received by Mr. Cervantes, directly or indirectly, from you and the nature and amount of any assets, services or other consideration therefore received or to be received by you. Refer to Item 404(c) of Regulation S-K for guidance.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Balance Sheets, page F-3

33.	Please provide a line item for Total stockholders’ deficit.

Response: We have revised the balance sheet to provide a line item for total stockholders’ deficit in accordance with the Staff’s comment.

Financial Expense

Consolidated Statements of Income, page F-19

34.	It appears here and pages F-4, F-34, and F-46 that you are presenting your expenses by function (general and administrative) and by nature (salaries and wages). Please revise to your present your statement of operations consistently by function, or tell us why no revision is necessary. See the analogous guidance in Article 5-03 of Regulation S-X.

Response: We have revised the financial statements to provide expenses by function in accordance with the Staff’s comment.

[Alternate Page for Resale Prospectus] – Selling Stockholders, page Alt-4

35.	Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.

Response: None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We have revised our disclosure accordingly.

36.	We note your disclosure that the Resale Prospectus includes an as-yet unspecified number of shares of common stock to be issued under future equity agreements with Brendan O’Neil and Ionic Ventures, LLC, pursuant to which you agreed to issue to Mr. O’Neil and Ionic Ventures, LLC, a number of shares of common stock equal to $1,454,167 and $1,163,333, respectively, divided by the initial public offering price allocated to the common stock comprising a part of the unit sold in your initial public offering. Please remove these shares from the Resale Prospectus as Mr. O’Neil and Ionic Ventures, LLC do not appear to be irrevocably bound to purchase a set number of securities for a set purchase price or advise. For guidance, consider Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations, which can be found at https://www.sec.gov/corpfin/securities-act-sections.

Response: We have agreed with Mr. O’Neil and Ionic Ventures, LLC to amend these future equity agreements so that we will be irrevocably bound to issue them a maximum set number of securities based upon a floor price of $4.00 for our initial public offering. Under the terms of the future equity agreements, as amended, we agreed to issue to Mr. O’Neil and Ionic Ventures, LLC a number of shares of common stock equal to $1,454,167 and $1,163,333, respectively, divided by the initial public offering price allocated to the common stock comprising a part of the unit sold in the initial public offering; provided that such initial offering price shall not be less than $4.00. Accordingly, we are now able to calculate and register for resale the maximum number of shares issuable at the closing of the initial public offering under these future equity agreements.

We believe that the registration of the shares underlying the future equity agreements complies with the referenced guidance of the Staff. Mr. O’Neil and Ionic Ventures, LLC made irrevocable investments in the amount of $1,454,167 and $1,163,333, respectively, for which they received promissory notes in an equal principal amount and the future equity agreements referenced above. As amended, as partial consideration for the investments, they will receive up to a set number of securities for the investments previously made, that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date, except that the number of shares may end up being less than the total amount registered if the price paid by investors in the initial public offering is more than $4.00, but it will never be more than the number of securities registered. There are no conditions to the issuance of the shares underlying the future equity agreements that are within the control of Mr. O’Neil and Ionic Ventures, LLC or that they can cause not to be satisfied.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

37.	Please revise to furnish the information related to the following, or advise.

●	the warrant for the purchase of 1,292,445 shares of common stock to Peah Capital, LLC that you issued on December 18, 2020 as described on page 84;

●	the three convertible promissory notes you issued on February 25, 2021, May 10, 2021 and July 1, 2021 described on page 87; and

●	the future equity agreements described on page 87.

Response: We have revised our disclosure in accordance with the Staff’s comment.

General

38.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. Should any such written communications be presented, we will supplementally provide them to Staff.

39.	We note the graphics that you have included following your Public Offering prospectus cover page. The inclusion of these graphics is not appropriate as they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. You may include graphics depicting your company logo or products; however, you may not include images presenting only the most favorable aspects of your business, testimonials or marketing and advertising materials. Please revise accordingly. Refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, which can be found at https://www.sec.gov/corpfin/securities-act-forms.

Response: We have revised the second page of graphics following the prospectus cover page in accordance with the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc:	Louis A. Bevilacqua, Esq.